December 3, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14
for BMO Funds, Inc. (the “Registrant”); File No. 333-199874

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, the Registrant and the Registrant’s principal underwriter, BMO Investment Distributors, LLC (the “Distributor”), hereby respectfully request that the effective date of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14, filed on December 3, 2014, be accelerated so that it will become effective on December 5, 2014, or as soon thereafter as practicable.

The Registrant and the Distributor are aware of their statutory obligations under the federal securities laws to provide appropriate disclosure of material information.

If you should have any questions relating to the filing, please do not hesitate to contact me at (608) 284-2226.

Very truly yours,

/s/ Pamela M. Krill Pamela M. Krill
Attorney

On behalf of BMO Funds, Inc.:

/s/ John M. Blaser John M. Blaser
President
BMO Funds, Inc.
BMO Funds, Inc.’s principal underwriter hereby joins in the above request. /s/ Steven J. Arquilla
Steven J. Arquilla
President
BMO Investment Distributors, LLC